EXHIBIT 99.1

Photo Release -- Student Transportation Inc. Honors Employees With "Employee Appreciation Week"

Partnership With Local School District Highlights Team Effort

DANIEL ISLAND, S.C., May 25, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc., ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, honored its employees with a company-wide "Employee Appreciation Week" during the last week of April. The Company recognized its more than 9,000 employees with celebrations throughout all company locations, with events including award ceremonies, barbecues, gift bags and catered lunches.

A photo accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=13037

In New York, one of STI's family of companies invited members of the local school district to attend their Appreciation Week celebrations. The Assistant Superintendent, Transportation Liaison, Athletic Director and one Assistant Principal were in attendance as bus drivers, dispatchers and mechanics viewed a video message from STI Chairman and CEO, Denis J. Gallagher, expressing his appreciation and thanking employees for their dedication to safe and reliable service.

"It was a great time for us to appreciate and thank all of the important people who play such a big role in our success," said Dan Higbie, Operations Manager and one of the core members of the local team, which remained intact through the 2010 acquisition that brought the New York operation into the STI family. "Having members of the district there to meet with our drivers and say 'thank you' meant so much to us all," Dan adds. "It truly makes us realize how it is a team effort between us and our school district."

Dan's employees were treated to different activities throughout the week, including breakfasts and gift giveaways. Other STI Appreciation Week events across North America included a luncheon with the California Highway Patrol in the Company's southern California locations, and an upscale awards banquet in Ontario, Canada.

"I am overwhelmed by the outpouring of enthusiasm and support that our company-wide Appreciation Week received this year," Denis says. "I have seen the photos and I have read all the e-mails, and I continue to be inspired by these great people that I am fortunate enough to work for each day. Their commitment to their communities and to one another is a fundamental part of our culture, and truly exemplifies what the STI family is all about."

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

The photo is also available via AP PhotoExpress.

CONTACT: Student Transportation Inc.

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com

         Media Contact:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com